HSBC ◆

April 2012
Pricing Supplement no.
Registration Statement No. 333-180289
Dated April 27, 2012
Filed pursuant to Rule 424(b)(2)

CURRENCY STRUCTURED INVESTMENTS

Currency-Linked Trigger Jump Securities due May 2, 2014
Based on the Performance of a Long and Short Currency Basket
Long: Brazilian real, Australian dollar, Russian ruble and Canadian dollar
Short: Euro, Japanese yen and United States dollar

Unlike ordinary debt securities, the Currency-Linked Jump Securities, due May 2, 2014 and based on the performance of a Long and Short Currency Basket, which we refer to as the "securities", do not pay interest and do not guarantee the return of any principal at maturity. Instead, at maturity you will receive, for each $1,000 stated principal amount of securities that you hold, an amount in cash based on the basket performance, which measures long exposure to four currencies, including two emerging markets currencies and two developed markets currencies (equally weighted among themselves with a total weighting of 100%), and short exposure to three developed markets currencies (equally weighted among themselves with an additional effective exposure of 100%), each relative to the U.S. dollar as determined on the valuation date. At maturity, if the basket performance is zero or positive, investors will receive the $1,000 stated principal amount times the sum of one plus a fixed upside rate. If, at maturity, the basket performance is negative but greater than or equal to a threshold level, the payment at maturity will be $1,000, the stated principal amount. If, at maturity, the basket performance is less than the threshold level, the payment at maturity will be the $1,000 stated principal amount times the sum of one plus the basket performance, which will be less than the $1,000 stated principal amount, and could be zero. **Accordingly, investors may lose their entire initial investment in the securities.** The securities are senior unsecured obligations of HSBC, and all payments on the securities are subject to the credit risk of HSBC.

SUMMARY TERMS

Issuer:	HSBC USA Inc.
Issue price:	$1,000 per security (see "Commissions and Issue Price" below)
Stated principal amount:	$1,000 per security
Pricing date:	April 27, 2012
Original issue date:	May 2, 2012 (3 business days after the pricing date)
Maturity date:	May 2, 2014
Aggregate principal amount:	$5,996,000
Basket:	The basket consists of four long basket currencies (equally weighted among themselves) and three short basket currencies (equally weighted among themselves) valued relative to the U.S. dollar (each a "basket currency"), as follows:

Long Basket Currency*	Basket Weighting	Short Basket Currency*	Basket Weighting
Brazilian real ("BRL")	25.00%	Euro ("EUR")	–33.3333%
Australian dollar ("AUD")	25.00%	Japanese yen ("JPY")	–33.3333%
Russian ruble ("RUB")	25.00%	U.S. dollar ("USD")	–33.3333%
Canadian dollar ("CAD")	25.00%		

*Although the exchange rate of the U.S. dollar is measured against itself, because each of the long basket currencies is also short against the U.S. dollar and each of the euro and the Japanese yen is also long against the U.S. dollar, there is an effective 33.3333% short exposure to the U.S. dollar.

Payment at maturity:	On the maturity date, you will receive a cash payment, per $1,000 stated principal amount of securities, calculated as follows: • If the basket performance is **zero or positive**: $1,000 x (1 + fixed upside rate) • If the basket performance is **less than zero but greater than or equal to the threshold level**: $1,000 (zero return) • If the basket performance is **less than the threshold level**: $1,000 x (1 + basket performance). *This amount will be less than $1,000 and could be zero.*
Fixed upside rate:	36%
Threshold level	-10%
Basket performance:	Sum of the currency performance values of each of the basket currencies, *provided* that the basket performance will not be less than -100%
Currency performance:	With respect to each basket currency, the performance of the relevant basket currency from the initial spot rate to the final spot rate, calculated as follows: With respect to each basket currency other than the Australian dollar and the euro: With respect to the Australian dollar and the euro: (initial spot rate - final spot rate) / initial spot rate (final spot rate - initial spot rate) / final spot rate *This formula effectively limits the contribution of each long basket currency to 100% but does not limit the downside exposure to that basket currency.*
Currency performance value:	For each basket currency: currency performance x basket weighting
Initial spot rate:	With respect to the BRL, 1.8852, with respect to the AUD, 1.0462, with respect to the RUB, 29.4333, with respect to the CAD, 0.98095, with respect to the EUR, 1.3238 and with respect to the JPY, 80.375, in each case, the spot rate as determined by the calculation agent on the pricing date.
Final spot rate:	For each basket currency, the spot rate as determined by the calculation agent on the valuation date.
Spot rate:	With respect to each basket currency other than the Australian dollar, the euro or the U.S. dollar, the rate for conversion of units of such basket currency into one U.S. dollar, as determined by reference to the applicable reference source set forth in "Fact Sheet—Basket—Reference Source" on page 3. With respect to the Australian dollar and the euro, the rate for conversion of U.S. dollars into one unit of such currency, determined by reference to the applicable reference source set forth in "Fact Sheet—Basket—Reference Source" on page 3. With respect to the U.S. dollar, 1. The spot rates are subject to the provisions set forth under "Market Disruption Events" herein.
Valuation date:	April 29, 2014, subject to subject to further adjustment as described under "Market Disruption Events" herein.
CUSIP / ISIN:	4042K1E74 / US4042K1E744
Listing:	The securities will not be listed on any securities exchange.
Agent:	HSBC Securities (USA) Inc., an affiliate of HSBC. See "Supplemental plan of distribution (conflicts of interest)" herein.

Commissions and Issue Price:	Price to Public[1]	Agent's Commissions[1][2]	Proceeds to Issuer
Per security	$1,000	$22.50	$977.50
Total	$5,996,000	$134,910	$5,861,090

(1) The actual price to public and agent's commissions for a particular investor may be reduced for volume purchase discounts depending on the aggregate amount of securities purchased by that investor. The lowest price payable by an investor is $995 per security. Please see "Syndicate Information" on page 5 of this pricing supplement for further details.

(2) HSBC Securities (USA) Inc., acting as agent for HSBC, will receive a fee of up to $22.50 per $1,000 stated principal amount and will pay the entire fee to Morgan Stanley Smith Barney LLC as a fixed sales commission of up to $22.50 for each security they sell. See "Supplemental Information Concerning Plan of Distribution; Conflicts of Interest."

Investment in the securities involves certain risks. See "Risk Factors" beginning on page 14 of this pricing supplement and page S-3 of the prospectus supplement.
Neither the U.S. Securities and Exchange Commission, or SEC, nor any state securities commission has approved or disapproved the securities, or determined that this pricing supplement or the accompanying prospectus supplement or prospectus is truthful or complete. Any representation to the contrary is a criminal offense.
You should read this document together with the related prospectus supplement and prospectus, each of which can be accessed via the hyperlinks below.

Currency-Linked Trigger Jump Securities due May 2, 2014
Based on the Performance of a Long and Short Currency Basket

The prospectus supplement at: http://www.sec.gov/Archives/edgar/data/83246/000104746912003151/a2208335z424b2.htm
The prospectus at: http://www.sec.gov/Archives/edgar/data/83246/000104746912003148/a2208395z424b2.htm

The securities are not deposit liabilities or other obligations of a bank and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency of the United States or any other jurisdiction, and involve investment risks including possible loss of the stated principal amount invested due to the credit risk of HSBC.

The securities:

Are Not FDIC Insured	Are Not Bank Guaranteed	May Lose Value

Currency-Linked Trigger Jump Securities due May 2, 2014
Based on the Performance of a Long and Short Currency Basket

Fact Sheet

The securities offered are senior unsecured obligations of HSBC, will pay no interest, provide for upside exposure to the basket of currencies, do not guarantee the return of 100% of principal at maturity and have the terms described in the accompanying prospectus supplement and prospectus, as supplemented or modified by this pricing supplement. At maturity, an investor will receive for each stated principal amount of securities that the investor holds an amount in cash that may be more than, equal to or less than the stated principal amount based on the performance of the basket as a whole. **You could lose your entire investment in the securities.** All payments on the securities are subject to the credit risk of HSBC.

Key Dates		
Pricing date:	**Original issue date (settlement date):**	**Maturity date:**
April 27, 2012	May 2, 2012 (3 business days after the pricing date)	May 2, 2014

Key Terms	
Issuer:	HSBC USA Inc.
Aggregate principal amount:	$5,996,000
Issue price:	$1,000 per security (see "Syndicate Information" on page 5).
Stated principal amount:	$1,000 per security
Denominations:	$1,000 and integral multiples thereof
Interest:	None
Issuer call right:	None
Minimum payment amount:	$0
Basket:	The basket consists of two emerging market currencies and five developed market currencies valued relative to the U.S. dollar (each a "basket currency") as follows. Each emerging market currency and two developed markets currencies (the Australian dollar and the Canadian dollar) are also referred to as "long basket currencies" and the other three developed markets currencies are also referred to as "short basket currencies".

Long Basket Currency*	**Basket Weighting**	**Reference Source**
Brazilian real ("BRL")	25.00%	Reuters: BRFR (ask) at 6:00 pm Sao Paulo Time
Australian dollar ("AUD")	25.00%	Bloomberg: WMCO (mid) under "Current Spot Rates (1) US Dollar Source" at 4:00 pm New York Time
Russian ruble ("RUB")	25.00%	Reuters: EMTA (ask) at 1:30 pm Moscow Time
Canadian dollar ("CAD")	25.00%	Bloomberg: WMCO (mid) under "Current Spot Rates (1) US Dollar Source" at 4:00 pm New York Time

Short Basket Currency*	**Basket Weighting**	**Reference Source**
Euro ("EUR")	-33.3333%	Bloomberg: WMCO (mid) under "Current Spot Rates (1) US Dollar Source" at 4:00 pm New York Time
Japanese yen ("JPY")	-33.3333%	Bloomberg: WMCO (mid) under "Current Spot Rates (1) US Dollar Source" at 4:00 pm New York Time
U.S. dollar ("USD")	-33.3333%	N/A

* Although the exchange rate of the U.S. dollar is measured against itself, because each of the long basket currencies is also short against the U.S. dollar and each of the euro and the Japanese yen is also long against the U.S. dollar, there is an effective 33.3333% short exposure to the U.S. dollar.

Payment at maturity:	- If the basket performance is **zero or positive**: $1,000 x (1 + fixed upside rate) - If the basket performance is **less than zero but greater than or equal to the threshold level**: $1,000 (zero return) - If the basket performance is **less than the threshold level**: $1,000 x (1 + basket performance). *This amount will be less than $1,000 and could be zero.*
Fixed upside rate:	36%
Threshold level:	-10%

Currency-Linked Trigger Jump Securities due May 2, 2014
Based on the Performance of a Long and Short Currency Basket

Risk factors:	**Please see "Risk Factors" beginning on page 14 of this pricing supplement and page S-3 of the prospectus supplement.**
Basket performance:	Sum of the currency performance values of each of the basket currencies, *provided* that the basket performance will not be less than -100%
	A depreciation of one or more long basket currencies and/or an appreciation of either or both of the euro and the Japanese yen will partially or wholly offset any appreciation in any of the other long basket currencies and/or any depreciation in either or both of the euro and the Japanese yen such that the basket performance as a whole may be less than the threshold level, in which case you will lose some or all of your investment.
	Please see "Hypothetical Payouts on the Securities at Maturity" starting on page 8 for full examples of how to calculate the basket performance at maturity.
Currency performance:	With respect to each basket currency other than the Australian dollar and the euro: (initial spot rate - final spot rate) / initial spot rate
	With respect to the Australian dollar and the euro: (final spot rate - initial spot rate) / final spot rate
	This formula effectively limits the contribution of each long basket currency to 100% but does not limit the downside exposure to that long basket currency.
Currency performance value:	With respect to each basket currency: currency performance x basket weighting
Initial spot rate:	With respect to the BRL, 1.8852, with respect to the AUD, 1.0462, with respect to the RUB, 29.4333, with respect to the CAD, 0.98095, with respect to the EUR, 1.3238 and with respect to the JPY, 80.375, in each case, the spot rate as determined by the calculation agent on the pricing date.
Final spot rate:	With respect to each basket currency, the spot rate as posted on the applicable reference source on the valuation date.
Spot rate:	With respect to each basket currency other than the Australian dollar, the euro or the U.S. dollar, the rate for conversion of units of such basket currency into one U.S. dollar, as determined by reference to the applicable reference source described herein.
	With respect to the Australian dollar and the euro, the rate for conversion of U.S. dollars into one unit of such basket currency, as determined by reference to the applicable reference source described herein.
	With respect to the U.S. dollar, 1.
	The spot rates are subject to the provisions set forth under "Market Disruption Events" herein. If any of the foregoing spot rates is unavailable (including being published in error, as determined by the calculation agent in its sole discretion), the spot rate for such basket currency shall be selected by the calculation agent in good faith and in a commercially reasonable manner.
Valuation date:	April 29, 2014, subject to subject to further adjustment as described under "Market Disruption Events" herein.

General Information

Listing:	The securities will not be listed on any securities exchange.
CUSIP:	4042K1E74
ISIN:	US4042K1E744
Minimum ticketing size:	$1,000 / 1 security
Tax considerations:	You should carefully consider, among other things, the matters set forth in the section "U.S. Federal Income Tax Considerations" in the accompanying prospectus supplement. The following discussion summarizes certain of the U.S. federal income tax consequences of the purchase, beneficial ownership, and disposition of each of the securities. This summary supplements the section "U.S. Federal Income Tax Considerations" in the prospectus supplement and supersedes it to the extent inconsistent therewith.
	There are no statutory provisions, regulations, published rulings or judicial decisions addressing the characterization for U.S. federal income tax purposes of securities with terms that are substantially the same as those of the securities. Under one reasonable approach, the securities should be treated as pre-paid forward or other executory contracts with respect to the basket. HSBC intends to treat the securities consistent with this approach and pursuant to the terms of the securities, you agree to treat the securities under this approach for all U.S. federal income tax purposes. Subject to certain limitations described in the prospectus supplement, and based on certain factual representations received from HSBC, in the opinion of HSBC's special U.S. tax counsel, Sidley Austin LLP, it is reasonable to treat the securities in accordance with this approach. Assuming this characterization is respected, upon a sale or exchange of a security, or the redemption of a security at maturity, you should recognize gain or loss equal to the difference between the amount realized on the sale, exchange or redemption and your tax basis in the security, which should equal the amount you paid to acquire the security. Your gain or loss will generally be ordinary income or loss (as the case may be) for U.S. federal income tax purposes. However, holders of certain forward contracts, futures contracts or option contracts generally are entitled to make an election under Section 988 of the Internal Revenue Code of 1986, as amended (the "Code") to treat ordinary gain or loss realized with respect to such instruments as capital gain or loss (a "Section 988 Capital Treatment

Election"). Although the matter is uncertain, we believe that it would be reasonable to treat the Section 988 Capital Treatment Election as being available to the securities. Assuming that the Section 988 Capital Treatment Election is available, if you make this election before the close of the day on which you acquire a security, all gain or loss you recognize on a sale or exchange of that security should be treated as long-term capital gain or loss, provided that you have held the security for more than one year at such time. A U.S. Holder (as defined in the accompanying prospectus supplement) must make the Section 988 Capital Treatment Election with respect to a security by (a) clearly identifying the transaction on its books and records on the date the transaction is entered into as being subject to this election and either (b) filing the relevant statement verifying this election with the U.S. Holder's U.S. federal income tax return or (c) otherwise obtaining independent verification as set forth in the Treasury Regulations promulgated under Section 988 of the Code. You should consult your tax advisor regarding the U.S. tax considerations with respect to an investment in the securities, as well as the availability, mechanics and consequences of a Section 988 Capital Treatment Election. Due to the absence of authorities that directly address the proper characterization of the securities, no assurance can be given that the Internal Revenue Service (the "IRS") will accept, or that a court will uphold, this characterization and tax treatment of the securities, in which case the timing and character of any income or loss on the securities could be significantly and adversely affected. For example, the securities could be treated either as "foreign currency contracts" within the meaning of Section 1256 of the Code or as "contingent payment debt instruments", as discussed in the section entitled "U.S. Federal Income Tax Considerations" in the accompanying prospectus supplement.

In 2007, the IRS issued a revenue ruling holding that a financial instrument with some arguable similarity to the securities is properly treated as a debt instrument denominated in a foreign currency. The securities are distinguishable in meaningful respects from the instruments described in the revenue ruling. If, however, the reach of the revenue ruling were to be extended, it could materially and adversely affect the tax consequences of an investment in the securities for U.S. Holders, possibly with retroactive effect.

In Notice 2008-2, IRS and the Treasury Department requested comments as to whether the purchaser of an exchange traded note or pre-paid forward contract (which may include the securities) should be required to accrue income during its term under a mark-to-market, accrual or other methodology, whether income and gain on such a note or contract should be ordinary or capital, and whether foreign holders should be subject to withholding tax on any deemed income accrual. Accordingly, it is possible that regulations or other guidance could provide that a U.S. Holder of the securities is required to accrue income in respect of the securities prior to the receipt of payments with respect to the securities or their earlier sale. Moreover, it is possible that any such regulations or other guidance could treat all income and gain of a U.S. Holder in respect of the securities as ordinary income (including gain on a sale). Finally, it is possible that a Non-U.S. Holder (as defined in the prospectus supplement) of the securities could be subject to U.S. withholding tax in respect of the securities. It is unclear whether any regulations or other guidance would apply to the securities (possibly on a retroactive basis). Prospective investors are urged to consult with their tax advisors regarding Notice 2008-2 and the possible effect to them of the issuance of regulations or other guidance that affects the U.S. federal income tax treatment of the securities.

For a discussion of the U.S. federal income tax consequences of your investment in a security, please see the discussion under "U.S. Federal Income Tax Considerations" in the accompanying prospectus supplement.

PROSPECTIVE PURCHASERS OF SECURITIES SHOULD CONSULT THEIR TAX ADVISORS AS TO THE U.S. FEDERAL, STATE, LOCAL, AND OTHER TAX CONSEQUENCES TO THEM OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF SECURITIES.

Paying agent:	HSBC Bank USA, N.A.
Calculation agent:	HSBC USA Inc., or one of its affiliates.
Payment currency:	U.S. dollars
Supplemental plan of distribution (conflicts of interest):	Pursuant to the terms of a distribution agreement, HSBC Securities (USA) Inc., an affiliate of HSBC, will purchase the securities from HSBC for distribution to Morgan Stanley Smith Barney LLC. HSBC Securities (USA) Inc. will act as agent for the securities and will receive a fee of up to $22.50 per $1,000 stated principal amount and will pay the entire fee to Morgan Stanley Smith Barney LLC as a fixed sales commission of up to $22.50 for each security they sell.
	In addition, HSBC Securities (USA) Inc. or another of its affiliates or agents may use this pricing supplement in market-making transactions after the initial sale of the securities, but is under no obligation to do so and may discontinue any market-making activities at any time without notice.
	See "Supplemental Plan of Distribution (Conflicts of Interest)" on page S-49 in the prospectus supplement.

Syndicate Information

Issue price of the securities	Selling concession	Principal amount of securities for any single investor
$1,000.00	$22.50	<$1MM
$997.50	$18.75	≥$1MM and <$3MM
$996.25	$16.88	≥$3MM and <$5MM
$995.00	$15.00	≥$5MM

The agent may reclaim selling concessions allowed to dealers in connection with the offering, if, within 30 days of the offering, the agent repurchases the securities distributed by such dealers.

This is a summary of the terms and conditions of the securities. We encourage you to read the accompanying prospectus supplement and prospectus for this offering, which can be accessed via the hyperlinks on the front page of this document.

How the Securities Work

Payoff Diagram

The payoff diagram below further illustrates the payout on the securities at maturity for a range of hypothetical basket performances. The diagram is based on the following assumptions:

Stated principal amount:	$1,000 per security
Fixed upside rate:	36%



Securities Payoff Diagram

How it works

- If the basket performance is zero or positive, the investor would receive the $1,000 stated principal amount multiplied by one plus the fixed upside rate of 36%.

- If the basket performance is negative but greater than or equal to the threshold level of -10%, the investor would receive the $1,000 stated principal amount.

- If the basket performance is less than the threshold level of -10%, the investor would receive less than the $1,000 stated principal amount by an amount proportionate to the negative basket performance. For example, if the basket performance were –60%, the investor would receive $400.

Hypothetical Payouts on the Securities at Maturity

Below are five examples of how to calculate the basket performance and the payment at maturity based on the hypothetical spot rates in the respective tables below. The following hypothetical examples are provided for illustrative purposes only. Actual results will vary.

The spot rates for each of the basket currencies (except the Australian dollar and the euro) are expressed as the number of units of the applicable basket currency per U.S. dollar. For each basket currency (except the Australian dollar and the euro), a decrease in the spot rate means that such basket currency has appreciated/strengthened relative to the U.S. dollar and an increase in the spot rate means that such basket currency has depreciated/weakened relative to the U.S. dollar. The spot rates for the Australian dollar and the euro are expressed as the number of U.S. dollars per one unit of such currency. For the Australian dollar and the euro, an increase in the spot rate means that such currency has appreciated/strengthened relative to the U.S. dollar and a decrease in the spot rate means that such currency has depreciated/weakened relative to the U.S. dollar.

Because of the different expression of spot rate as described above, the currency performance for each basket currency other than the Australian dollar and the euro is equal to (initial spot rate – final spot rate) / initial spot rate, whereas the currency performance for the Australian dollar and the euro is equal to (final spot rate – initial spot rate) / final spot rate.

The examples below reflect the threshold level of -10% and the fixed upside rate of 36%. The numbers appearing in the examples below have been rounded for ease of analysis.

Example 1: The basket performance is moderately positive.

Basket Currency	Basket Weighting	Hypothetical Initial Spot Rate	Hypothetical Final Spot Rate	Currency Performance
BRL	25.00%	1.70	1.63	4.12%
AUD	25.00%	1.20	1.25	4.00%
RUB	25.00%	29.20	28.62	1.99%
CAD	25.00%	1.10	1.05	4.55%
EUR	-33.3333%	1.34	1.31	-2.29%
JPY	-33.3333%	80.00	77.60	3.00%
USD	-33.3333%	1	1	0%

Basket performance = Sum of currency performance values

Currency performance value = the product of (i) currency performance and (ii) basket weighting

[(Initial BRL spot rate - Final BRL spot rate) / Initial BRL spot rate] × 25.00%, *plus*

[(Final AUD spot rate – Initial AUD spot rate) / Final AUD spot rate] × 25.00%, *plus*

[(Initial RUB spot rate - Final RUB spot rate) / Initial RUB spot rate] × 25.00%, *plus*

[(Initial CAD spot rate – Final CAD spot rate) / Initial CAD spot rate] × 25.00%, *plus*

[(Final EUR spot rate – Initial EUR spot rate) / Final EUR spot rate] × –33.3333%, *plus*

[(Initial JPY spot rate - Final JPY spot rate) / Initial JPY spot rate] × –33.3333%, *plus*

[(Initial USD spot rate – Final USD spot rate) / Initial USD spot rate] × –33.3333%

So, using the hypothetical spot rates above:

[(1.70 - 1.63) / 1.70] × 25.00% = 1.0294%, *plus*

[(1.25 – 1.20) / 1.25] × 25.00% = 1.0000%, *plus*

[(29.20 - 28.62) / 29.20] × 25.00% = 0.4966%, *plus*

$$[(1.10 - 1.05) / 1.10] \times 25.00\% = 1.1364\%, \textit{plus}$$

$$[(1.31 - 1.34) / 1.31] \times -33.3333\% = 0.7634\%, \textit{plus}$$

$$[(80.00 - 77.60) / 80.00] \times -33.3333\% = -1.0000\%, \textit{plus}$$

$$[(1 - 1) / 1] \times -33.3333\% = 0.0000\%$$

Basket performance	=	3.4257%
Fixed upside rate	=	36%
Payment at maturity	=	$1,000 × (1 + 36%)
	=	$1,360

Because the basket performance is greater than zero, investors will benefit from the fixed upside rate. Since the fixed upside rate is 36%, the total payment at maturity per security will be $1,360.

Example 2: The basket performance is significantly positive.

Basket Currency	Basket Weighting	Hypothetical Initial Spot Rate	Hypothetical Final Spot Rate	Currency Performance
BRL	25.00%	1.70	1.20	29.41%
AUD	25.00%	1.20	1.75	31.43%
RUB	25.00%	29.20	20.00	31.51%
CAD	25.00%	1.10	0.70	36.36%
EUR	-33.3333%	1.34	1.10	-21.82%
JPY	-33.3333%	80.00	95.00	-18.75%
USD	-33.3333%	1	1	0%

Basket performance = Sum of currency performance values

Currency performance value = the product of (i) currency performance and (ii) basket weighting

$$[(\text{Initial BRL spot rate} - \text{Final BRL spot rate}) / \text{Initial BRL spot rate}] \times 25.00\%, \textit{plus}$$

$$[(\text{Final AUD spot rate} - \text{Initial AUD spot rate}) / \text{Final AUD spot rate}] \times 25.00\%, \textit{plus}$$

$$[(\text{Initial RUB spot rate} - \text{Final RUB spot rate}) / \text{Initial RUB spot rate}] \times 25.00\%, \textit{plus}$$

$$[(\text{Initial CAD spot rate} - \text{Final CAD spot rate}) / \text{Initial CAD spot rate}] \times 25.00\%, \textit{plus}$$

$$[(\text{Final EUR spot rate} - \text{Initial EUR spot rate}) / \text{Final EUR spot rate}] \times -33.3333\%, \textit{plus}$$

$$[(\text{Initial JPY spot rate} - \text{Final JPY spot rate}) / \text{Initial JPY spot rate}] \times -33.3333\%, \textit{plus}$$

$$[(\text{Initial USD spot rate} - \text{Final USD spot rate}) / \text{Initial USD spot rate}] \times -33.3333\%$$

So, using the hypothetical spot rates above:

$$[(1.70 - 1.20) / 1.70] \times 25.00\% = 7.3529\%, \textit{plus}$$

$$[(1.75 - 1.20) / 1.75] \times 25.00\% = 7.8571\%, \textit{plus}$$

$$[(29.20 - 20.00) / 29.20] \times 25.00\% = 7.8767\%, \textit{plus}$$

$$[(1.10 - 0.70) / 1.10] \times 25.00\% = 9.0909\%, \textit{plus}$$

$$[(1.10 - 1.34) / 1.10] \times -33.3333\% = 7.2727\%, \textit{plus}$$

$$[(80.00 - 95.00) / 80.00] \times -33.3333\% = 6.2500\%, \textit{plus}$$

$$[(1 - 1) / 1] \times -33.3333\% = 0.0000\%$$

Basket performance	=	45.7004%
Fixed upside rate	=	36%
Payment at maturity	=	$1,000 × (1 + 36%)
	=	$1,360

Because the basket performance is greater than zero, investors will benefit from the fixed upside rate. Since the fixed upside rate is 36%, the total payment at maturity per security will be $1,360. This example shows that even if the basket performance is greater than the fixed upside rate, the return on the securities will not exceed the fixed upside rate.

Example 3: **The basket performance is negative but greater than the threshold level.**

Basket Currency	Basket Weighting	Hypothetical Initial Spot Rate	Hypothetical Final Spot Rate	Currency Performance
BRL	25.00%	1.70	2.00	-17.65%
AUD	25.00%	1.20	1.34	10.45%
RUB	25.00%	29.20	23.36	20.00%
CAD	25.00%	1.10	1.05	4.55%
EUR	-33.3333%	1.34	1.68	20.24%
JPY	-33.3333%	80.00	72.00	10.00%
USD	-33.3333%	1	1	0%

Basket performance = Sum of currency performance values

Currency performance value = the product of (i) currency performance and (ii) basket weighting

[(Initial BRL spot rate - Final BRL spot rate) / Initial BRL spot rate] × 25.00%, *plus*

[(Final AUD spot rate – Initial AUD spot rate) / Final AUD spot rate] × 25.00%, *plus*

[(Initial RUB spot rate - Final RUB spot rate) / Initial RUB spot rate] × 25.00%, *plus*

[(Initial CAD spot rate – Final CAD spot rate) / Initial CAD spot rate] × 25.00%, *plus*

[(Final EUR spot rate – Initial EUR spot rate) / Final EUR spot rate] × –33.3333%, *plus*

[(Initial JPY spot rate - Final JPY spot rate) / Initial JPY spot rate] × –33.3333%, *plus*

[(Initial USD spot rate – Final USD spot rate) / Initial USD spot rate] × –33.3333%

So, using the hypothetical spot rates above:

[(1.70 – 2.00) / 1.70] × 25.00% = -4.4118%, *plus*

[(1.34 – 1.20) / 1.34] × 25.00% = 2.6119%, *plus*

[(29.20 – 23.36) / 29.20] × 25.00% = 5.0000%, *plus*

[(1.10 – 1.05) / 1.10] × 25.00% = 1.1364%, *plus*

[(1.68 – 1.34) / 1.68] × –33.3333% = -6.7460%, *plus*

[(80.00 - 72) / 80.00] × –33.3333% = -3.3333%, *plus*

[(1 – 1) / 1] × –33.3333% = 0.0000%

Basket performance	=	-5.7428%
Payment at maturity	=	$1,000

Currency-Linked Trigger Jump Securities due May 2, 2014
Based on the Performance of a Long and Short Currency Basket

In this example, the appreciation of three long currencies, the Australian dollar, the Russian ruble and the Canadian dollar is offset by the depreciation of the Brazilian real and by the appreciation of the short currencies. Even though the basket performance is negative, it is greater than the threshold level of -10%, and the investor will receive a payment at maturity equal to the $1,000 stated principal amount.

Example 4: The basket performance is less than the threshold level.

Basket Currency	Basket Weighting	Hypothetical Initial Spot Rate	Hypothetical Final Spot Rate	Currency Performance
BRL	25.00%	1.70	2.38	-40.00%
AUD	25.00%	1.20	1.05	-14.29%
RUB	25.00%	29.20	34.50	-18.15%
CAD	25.00%	1.10	1.05	4.55%
EUR	-33.3333%	1.34	1.25	-7.20%
JPY	-33.3333%	80.00	72.00	10.00%
USD	-33.3333%	1	1	0.00%

Basket performance = Sum of currency performance values

Currency performance value = the product of (i) currency performance and (ii) basket weighting

[(Initial BRL spot rate - Final BRL spot rate) / Initial BRL spot rate] × 25.00%, *plus*

[(Final AUD spot rate – Initial AUD spot rate) / Final AUD spot rate] × 25.00%, *plus*

[(Initial RUB spot rate - Final RUB spot rate) / Initial RUB spot rate] × 25.00%, *plus*

[(Initial CAD spot rate – Final CAD spot rate) / Initial CAD spot rate] × 25.00%, *plus*

[(Final EUR spot rate – Initial EUR spot rate) / Final EUR spot rate] × –33.3333%, *plus*

[(Initial JPY spot rate - Final JPY spot rate) / Initial JPY spot rate]   × –33.3333%, *plus*

[(Initial USD spot rate – Final USD spot rate) / Initial USD spot rate] × –33.3333%

So, using the hypothetical spot rates above:

[(1.70 – 2.38) / 1.70] × 25.00% = -10.0000%, *plus*

[(1.05 – 1.20) / 1.05] × 25.00% = -3.5714%, *plus*

[(29.20 – 34.50) / 29.20] × 25.00% = -4.5377%, *plus*

[(1.10 – 1.05) / 1.10] × 25.00% = 1.1364%, *plus*

[(1.25 – 1.34) / 1.25] × –33.3333% = 2.4000%, *plus*

[(80.00 - 72) / 80.00] × –33.3333% = -3.3333%, *plus*

[(1 – 1) / 1] × –33.3333% = 0.0000%

Basket performance	=	-17.9061%
Payment at maturity	=	$1,000 × (1 + basket performance)
	=	$1,000 × 82.09%
	=	$820.90

In this example, one of the long basket currencies appreciates against the U.S. dollar and the euro depreciates against the U.S. dollar. However, these positive currency performance values are offset by the depreciation of the three remaining long basket currencies against the U.S. dollar and the appreciation of the Japanese yen against the U.S. dollar. As a result, the basket performance is negative. Since the basket performance of -17.9061% is less than the threshold level of -10%, the investor will receive an amount that is proportionate to the negative basket performance, and the return at maturity, per $1,000 stated principal amount, will be $820.90.

This example shows that the basket performance may be negative and less than the threshold level even though one or more long basket currencies have strengthened relative to the U.S. dollar (or one or more of the short basket currencies have weakened relative to the U.S. dollar) over the term of the securities as this strengthening (or weakening) may contribute less to the basket performance than the weakening relative to the U.S. dollar of one or more of the other long basket currencies or the strengthening of one or more of the short basket currencies.

Example 5: The basket performance is significantly negative.

Basket Currency	Basket Weighting	Hypothetical Initial Spot Rate	Hypothetical Final Spot Rate	Currency Performance
BRL	25.00%	1.70	3.10	-82.35%
AUD	25.00%	1.20	0.70	-71.43%
RUB	25.00%	29.20	55.00	-88.36%
CAD	25.00%	1.10	1.90	-72.73%
EUR	-33.3333%	1.34	2.65	49.43%
JPY	-33.3333%	80.00	38.00	52.50%
USD	-33.3333%	1	1	0.00%

Basket performance = Sum of currency performance values

Currency performance value = the product of (i) currency performance and (ii) basket weighting

[(Initial BRL spot rate - Final BRL spot rate) / Initial BRL spot rate] × 25.00%, *plus*

[(Final AUD spot rate – Initial AUD spot rate) / Final AUD spot rate] × 25.00%, *plus*

[(Initial RUB spot rate - Final RUB spot rate) / Initial RUB spot rate] × 25.00%, *plus*

[(Initial CAD spot rate – Final CAD spot rate) / Initial CAD spot rate] × 25.00%, *plus*

[(Final EUR spot rate – Initial EUR spot rate) / Final EUR spot rate] × –33.3333%, *plus*

[(Initial JPY spot rate - Final JPY spot rate) / Initial JPY spot rate] × –33.3333%, *plus*

[(Initial USD spot rate – Final USD spot rate) / Initial USD spot rate] × –33.3333%

So, using the hypothetical spot rates above:

[(1.70 – 3.10) / 1.70] × 25.00% = -20.5882%, *plus*

[(0.70 – 1.20) / 0.70] × 25.00% = -17.8571%, *plus*

[(29.20 – 55.00) / 29.20] × 25.00% = -22.0890%, *plus*

[(1.10 – 1.90) / 1.10] × 25.00% = -18.1818%, *plus*

[(2.65 – 1.34) / 2.65] × –0.50000 = -16.4780%, *plus*

[(80.00 – 38.00) / 80.00] × –0.50000 = -17.5000%, *plus*

[(1 – 1) / 1] × –33.3333% = 0.0000%

Basket performance   =   -112.6942%

Payment at maturity   = $1,000 × (1 + basket performance)

$$= \quad \$1,000 \ \times (1 + \text{-}100\%)$$

$$= \quad \$0.00$$

In this example, each of the long basket currencies depreciates against the U.S. dollar and each of the euro and Japanese yen appreciates against the U.S. dollar, resulting in a significantly negative basket performance. However, since the minimum basket performance is -100%, the payment at maturity per $1,000 principal amount of securities, is zero.

*This example shows that the minimum basket performance is -100%, in which case **you could lose your entire investment.***

Please review the graph of the historical spot rates of each of the basket currencies against the U.S. dollar for the period from April 30, 2007 through April 27, 2012, beginning on page 19. You cannot predict the future performance of any of the basket currencies or of the basket as a whole, or whether the strengthening relative to the U.S. dollar of one or more of the long basket currencies and/or the weakening relative to the U.S. dollar of either the euro or the Japanese yen will be offset by the weakening or lesser strengthening relative to the U.S. dollar of one or more of the other long basket currencies and/or the strengthening or lesser weakening relative to the U.S. dollar of the other of the euro and the Japanese yen. In addition, there can be no assurance that the basket performance will be positive so that you will not suffer a loss on your initial investment.

Risk Factors

We urge you to read the section "Risk Factors" on page S-3 in the accompanying prospectus supplement. Investing in the securities is not equivalent to investing directly in the basket currencies. You should understand the risks of investing in the securities and should reach an investment decision only after careful consideration, with your advisors, of the suitability of the securities in light of your particular financial circumstances and the information set forth in this pricing supplement and the accompanying prospectus supplement and prospectus.

In addition to the risks discussed below, you should review "Risk Factors" in the accompanying prospectus supplement, including the explanation of risks relating to the securities described in the following section:

"— Risks Relating to All Note Issuances"

You will be subject to significant risks not associated with conventional fixed-rate or floating-rate debt securities.

▪ **THE SECURITIES DO NOT PAY INTEREST AND MAY RESULT IN A LOSS.** The terms of the securities differ from those of ordinary debt securities in that the securities do not pay interest or guarantee payment of any principal at maturity. Instead, at maturity, you will receive for each $1,000 stated principal amount of securities that you hold an amount in cash based on the basket performance. If the basket as a whole has declined beyond the threshold level, the payout at maturity will be an amount in cash that is less than the $1,000 stated principal amount of each security by an amount proportionate to the negative basket performance, and you will some or all of your investment. **You could lose your entire investment.** See "Hypothetical Payouts on the Securities at Maturity" beginning on page 8 above.

▪ **THE APPRECIATION POTENTIAL IS FIXED AND LIMITED.** The appreciation potential of the securities is limited to the fixed upside rate of 36% even if the basket performance is greater than the fixed upside rate. See "Hypothetical Payouts on the Securities at Maturity" beginning on page 8 above.

▪ **THE BASKET PERFORMANCE CAN HAVE A COMPOUNDED EFFECT BY THE SHORT BASKET CURRENCIES AND THE LONG BASKET CURRENCIES.** The total basket weighting in absolute terms is 200%, which amplifies the effect of the currency performances on the payment at maturity. Thus, the payment at maturity can be significantly affected if there is both an overall depreciation of the long basket currencies and an overall appreciation of the short basket currencies.

▪ **INVESTORS HAVE A NET SHORT EXPOSURE TO THE U.S. DOLLAR.** Although the exchange rate of the U.S. dollar is measured against itself, because each of the long basket currencies is also short against the U.S. dollar and each of the euro and the Japanese yen is also long against the U.S. dollar, there is an effective 33.3333% short exposure to the U.S. dollar of the basket.

▪ **THE SECURITIES ARE NOT INSURED BY ANY GOVERNMENTAL AGENCY OF THE UNITED STATES OR ANY OTHER JURISDICTION.** The securities are not deposit liabilities or other obligations of a bank and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency or program of the United States or any other jurisdiction. An investment in the securities is subject to the credit risk of HSBC, and in the event that HSBC is unable to pay its obligations as they become due, you may not receive the full amount due on the securities.

▪ **THE SECURITIES ARE SUBJECT TO THE CREDIT RISK OF HSBC USA INC.** The securities are senior unsecured debt obligations of the Issuer, HSBC, and are not, either directly or indirectly, an obligation of any third party. As further described in the accompanying prospectus supplement and prospectus, the securities will rank on par with all of the other unsecured and unsubordinated debt obligations of HSBC, except such obligations as may be preferred by operation of law. Any payment to be made on the securities depends on the ability of HSBC to satisfy its obligations as they come due. As a result, the actual and perceived creditworthiness of HSBC may affect the market value of the securities and, in the event HSBC were to default on its obligations, you may not receive the amounts owed to you under the terms of the securities.

▪ **CHANGES IN THE EXCHANGE RATES OF ONE OR MORE OF THE BASKET CURRENCIES RELATIVE TO THE U.S. DOLLAR MAY OFFSET EACH OTHER**. Exchange rate movements in the basket currencies may not correlate with each other. At a time when one or more of the long basket currencies strengthens relative to the U.S. dollar, one or more of the other long basket currencies may weaken relative to the U.S. dollar or strengthen to a lesser extent. Similarly, when either of the euro or Japanese yen weakens relative to the U.S. dollar, the other may strengthen relative to the U.S. dollar or weaken to a lesser extent. Therefore, in calculating the basket performance, the strengthening relative to the U.S. dollar of one or more of the long basket currencies and/or the weakening relative to the U.S. dollar of either the euro or the Japanese yen may contribute less to the basket performance than the weakening or lesser strengthening relative to the U.S. dollar of one or more of the other long basket currencies and/or the strengthening or lesser weakening relative to the U.S. dollar of the other of the euro and the Japanese yen.

Moreover, due to the specific formula used to calculate the currency performance for each basket currency, the maximum possible currency performance for any long basket currency will be no greater than 100% while there is no comparable limit on the negative performance of a long basket currency.

You cannot predict the future performance of any of the basket currencies or of the basket as a whole based on historical performance, or whether the strengthening relative to the U.S. dollar of one or more of the long basket currencies and the weakening relative to the U.S. dollar of either the euro or the Japanese yen will be offset by the weakening or lesser strengthening relative to the U.S. dollar of one or more of the other long basket currencies and/or the strengthening or lesser weakening relative to the U.S. dollar of the other of the euro and the Japanese yen. In addition, there can be no assurance that the basket performance will not be less than the threshold level of -10% so that you will not suffer a loss on your initial investment. If the basket performance is less than the threshold level, you will receive at maturity an amount that is less than the stated principal amount of $1,000 and may be zero. See "Hypothetical Payouts on the Securities at Maturity—Example 4" and "—Example 5" on pages 11 and 12.

- **CURRENCY MARKETS MAY BE VOLATILE.** Currency markets may be highly volatile. Significant changes, including changes in liquidity and prices, can occur in such markets within very short periods of time. Foreign currency rate risks include, but are not limited to, convertibility risk and market volatility and potential interference by foreign governments through regulation of local markets, foreign investment or particular transactions in foreign currency. These factors may affect the value of the basket currencies on the pricing date or the valuation date, and therefore, the value of your securities.

- **LEGAL AND REGULATORY RISKS.** Legal and regulatory changes could adversely affect exchange rates. In addition, many governmental agencies and regulatory organizations are authorized to take extraordinary actions in the event of market emergencies. It is not possible to predict the effect of any future legal or regulatory action relating to exchange rates, but any such action could cause unexpected volatility and instability in currency markets with a substantial and adverse effect on the performance of the basket currencies and, consequently, the value of the securities.

- **IF THE LIQUIDITY OF THE BASKET CURRENCIES IS LIMITED, THE VALUE OF THE SECURITIES WOULD LIKELY BE IMPAIRED.** Currencies and derivatives contracts on currencies may be difficult to buy or sell, particularly during adverse market conditions. Reduced liquidity on the valuation date would likely have an adverse effect on the final spot rate for each basket currency, and therefore, on the return on your securities. Limited liquidity relating to the basket currencies may also result in HSBC USA Inc. or one of its affiliates, as calculation agent, being unable to determine the currency performances using its normal means. The resulting discretion by the calculation agent in determining the basket performance could, in turn, result in potential conflicts of interest.

- **WE HAVE NO CONTROL OVER EXCHANGE RATES BETWEEN THE BASKET CURRENCIES AND THE U.S. DOLLAR.** Foreign exchange rates can either float or be fixed by sovereign governments. Exchange rates of the currencies used by most economically developed nations are permitted to fluctuate in value relative to the U.S. dollar and to each other. However, from time to time governments may use a variety of techniques, such as intervention by a central bank, the imposition of regulatory controls or taxes or changes in interest rates to influence the exchange rates of their currencies. Governments may also issue a new currency to replace an existing currency or alter the exchange rate or relative exchange characteristics by a devaluation or revaluation of a currency. These governmental actions could change or interfere with currency valuations and currency fluctuations that would otherwise occur in response to economic forces, as well as in response to the movement of currencies across borders. As a consequence, these government actions could adversely affect an investment in the securities which are affected by the exchange rate between the basket currencies and the U.S. dollar.

- **THE PAYMENT FORMULA FOR THE SECURITIES WILL NOT TAKE INTO ACCOUNT ALL DEVELOPMENTS IN THE BASKET CURRENCIES.** Changes in the basket currencies during the term of the securities before the valuation date may not be reflected in the calculation of the payment at maturity. Generally, the calculation agent will calculate the basket performance by multiplying the currency performance for each basket currency by its respective weighting and then taking the sum of the weighted currency performances, as described above. The currency performances will be calculated only as of the valuation date. As a result, the basket performance may be less than zero even if the basket currencies had moved favorably at certain times during the term of the securities before moving to an unfavorable level on the valuation date.

- **THE SECURITIES ARE SUBJECT TO EMERGING MARKETS' POLITICAL AND ECONOMIC RISKS.** Two of the long basket currencies are the currencies of emerging market countries. Emerging market countries are more exposed to the risk of swift political change and economic downturns than their industrialized counterparts. In recent years, emerging markets have undergone significant political, economic and social change. Such far-reaching political changes have resulted in constitutional and social tensions, and, in some cases, instability and reaction against market reforms have occurred. With respect to any emerging or developing nation, there is the possibility of nationalization, expropriation or confiscation, political changes, government regulation and social instability. There can be no assurance that future political changes will not adversely affect the economic conditions of an emerging or developing-market nation. Political or economic instability is likely to have an adverse effect on the performance of the basket currencies, and, consequently, the return on the securities.

- **THE SECURITIES ARE SUBJECT TO CURRENCY EXCHANGE RISK.** Foreign currency exchange rates vary over time, and may vary considerably during the term of the securities. The relative values of the U.S. dollar and each of the basket currencies are at any moment a result of the supply and demand for such currencies. Changes in foreign currency exchange rates result over time from the interaction of many factors directly or indirectly affecting economic and political developments in other relevant countries. Of particular importance to currency exchange risk are:

  o existing and expected rates of inflation;

  o existing and expected interest rate levels;

  o the balance of payments in the United States and the countries underlying the basket currencies between each country and its major trading partners; and

  o the extent of governmental surplus or deficit in the United States and the countries underlying the basket currencies.

Each of these factors, among others, are sensitive to the monetary, fiscal and trade policies pursued by the United States, the countries underlying the basket currencies, and those of other countries important to international trade and finance.

- **INVESTING IN THE SECURITIES IS NOT EQUIVALENT TO INVESTING DIRECTLY IN THE LONG BASKET CURRENCIES OR SHORTING THE SHORT BASKET CURRENCIES**. You may receive a lower payment at maturity than you would have received if you had invested directly in the long basket currencies and shorted the short basket currencies. The basket performance is based on the currency performance for each basket currency, which is in turn based on the formula set forth above. The currency performances are dependent solely on such stated formula and not on any other formula that could be used for calculating currency performances.

- **HISTORICAL PERFORMANCE OF THE BASKET CURRENCIES SHOULD NOT BE TAKEN AS AN INDICATION OF THE FUTURE PERFORMANCE OF THE BASKET CURRENCIES DURING THE TERM OF THE SECURITIES.** It is impossible to predict whether any of the exchange rates for the basket currencies will rise or fall. The basket currencies will be influenced by complex and interrelated political, economic, financial and other factors.

- **THE SECURITIES WILL NOT BE LISTED ON ANY SECURITIES EXCHANGE AND SECONDARY TRADING MAY BE LIMITED.** The securities will not be listed on any securities exchange. Therefore, there may be little or no secondary market for the securities. HSBC Securities (USA) Inc. may, but is not obligated to, make a market in the securities. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the securities easily. Because we do not expect that other broker-dealers will participate significantly in the secondary market for the securities, the price at which you may be able to trade your securities is likely to depend on the price, if any, at which HSBC Securities (USA) Inc. is willing to transact. If, at any time, HSBC Securities (USA) Inc. were to cease making a market in the securities, it is likely that there would be no secondary market for the securities. Accordingly, you should be willing to hold your securities to maturity.

- **CERTAIN BUILT-IN COSTS ARE LIKELY TO ADVERSELY AFFECT THE VALUE OF THE SECURITIES PRIOR TO MATURITY.** The original issue price of the securities includes the agent's fees and commissions and the estimated cost of HSBC hedging its obligations under the securities. As a result, the price, if any, at which HSBC Securities (USA) Inc. will be willing to purchase securities from you in secondary market transactions, if at all, will likely be lower than the original issue price, and any sale prior to the stated maturity date could result in a substantial loss to you. The securities are not designed to be short-term trading instruments. Accordingly, you should be able and willing to hold your securities to maturity.

- **HEDGING AND TRADING ACTIVITY BY OUR AFFILIATES COULD POTENTIALLY AFFECT THE VALUE OF THE SECURITIES.** One or more of our affiliates have carried out and will continue to carry out hedging activities related to the securities (and possibly to other instruments linked to the basket currencies), including trading in futures, forwards and/or options contracts on the basket currencies as well as in other instruments related to the basket currencies. Some of our affiliates also trade the basket currencies and other financial instruments related to the basket currencies on a regular basis as part of their general broker-dealer, proprietary trading and other businesses. Any of these hedging or trading activities on or prior to the pricing date could adversely affect the value of one or more of the basket currencies relative to the U.S. dollar on the pricing date and, as a result, could affect the values relative to the U.S. dollar that such basket currencies must attain on the valuation date so that investors do not suffer a loss on their initial investment in the securities. Additionally, such hedging or trading activities during the term of the securities could potentially affect the exchange rates of one or more of the basket currencies on the valuation date and, accordingly, the amount of cash you will receive at maturity.

- **THE CALCULATION AGENT, WHICH IS HSBC OR ONE OF ITS AFFILIATES, WILL MAKE DETERMINATIONS WITH RESPECT TO THE SECURITIES.** As calculation agent, HSBC or one of its affiliates has determined the initial spot rate, will determine the final spot rate for each basket currency, the currency performance values and the basket performance, and will calculate the amount you will receive at maturity. Determinations made by HSBC or one of its affiliates in its capacity as calculation agent, including with respect to the calculation of any spot rate in the event of a discontinuance of reporting of any basket currency's spot rate, may adversely affect the payout to you at maturity.

- **MARKET DISRUPTIONS MAY ADVERSELY AFFECT YOUR RETURN.** The calculation agent may, in its sole discretion, determine that the markets have been affected in a manner that prevents it from determining the basket performance in the manner described herein, and calculating the amount that we are required to pay you upon maturity, or from properly hedging its obligations under the securities. These events may include disruptions or suspensions of trading in the markets as a whole or general inconvertibility or non-transferability of one or more currencies. If the calculation agent, in its sole discretion, determines that any of these events prevents us or any of our affiliates from properly hedging our obligations under the securities or prevents the calculation agent from determining the basket performance or payment at maturity in the ordinary manner, the calculation agent will determine the basket performance or payment at maturity in good faith and in a commercially reasonable manner, and it is possible that the valuation date and the maturity date will be postponed, which may adversely affect the return on your securities. For example, if the source for an exchange rate is not available on the valuation date, the calculation agent may determine the exchange rate for such date, and such determination may adversely affect the return on your securities.

- **MANY ECONOMIC AND MARKET FACTORS WILL IMPACT THE VALUE OF THE SECURITIES.** In addition to the level of the basket currencies on any day, the value of the securities will be affected by a number of economic and market factors that may either offset or magnify each other, including:

  o the expected volatility of the basket currencies and the U.S. dollar;

  o the time to maturity of the securities;

o   interest and yield rates in the market generally and in the markets of the basket currencies and the U.S. dollar;

o   a variety of economic, financial, political, regulatory or judicial events;

o   the exchange rates and volatility of the exchange rates between each basket currency and the U.S. dollar; and

o   our creditworthiness, including actual or anticipated downgrades in our credit ratings.

- **THE U.S. FEDERAL INCOME TAX CONSEQUENCES OF AN INVESTMENT IN THE SECURITIES ARE UNCERTAIN.** There is no direct legal authority as to the proper tax treatment of the securities, and therefore significant aspects of the tax treatment of the securities are uncertain as to both the timing and character of any inclusion in income in respect of the securities. Under one reasonable approach, the securities should be treated as pre-paid forward or other executory contracts with respect to the basket. HSBC intends to treat the securities consistent with this approach and pursuant to the terms of the securities, you agree to treat the securities under this approach for all U.S. federal income tax purposes. See "Tax considerations" herein for the U.S. federal income tax considerations applicable to the securities. Because of the uncertainty regarding the tax treatment of the securities, we urge you to consult your tax advisor as to the tax consequences of your investment in a security.

In Notice 2008-2, the Internal Revenue Service and the Treasury Department requested comments as to whether the purchaser of an exchange traded note or pre-paid forward contract (which may include the securities) should be required to accrue income during its term under a mark-to-market, accrual or other methodology, whether income and gain on such a note or contract should be ordinary or capital, and whether foreign holders should be subject to withholding tax on any deemed income accrual. Accordingly, it is possible that regulations or other guidance could provide that a U.S. Holder of the securities is required to accrue income in respect of the securities prior to the receipt of payments with respect to the securities or their earlier sale. Moreover, it is possible that any such regulations or other guidance could treat all income and gain of a U.S. Holder in respect of the securities as ordinary income (including gain on a sale). Finally, it is possible that a Non-U.S. Holder of the securities could be subject to U.S. withholding tax in respect of the securities. It is unclear whether any regulations or other guidance would apply to the securities (possibly on a retroactive basis). Prospective investors are urged to consult with their tax advisors regarding Notice 2008-2 and the possible effect to them of the issuance of regulations or other guidance that affects the U.S. federal income tax treatment of the securities.

For a more complete discussion of the U.S. federal income tax consequences of your investment in a security, please see the discussion under "U.S. Federal Income Tax Considerations" in the prospectus supplement.

Currency-Linked Trigger Jump Securities due May 2, 2014
Based on the Performance of a Long and Short Currency Basket

Historical Information

The following graphs set forth the historical spot rate performance of each basket currency for the period from April 30, 2007 to April 27, 2012. We obtained the information in the tables and graphs from Bloomberg Financial Markets. We have not undertaken any independent review of, or made any due diligence inquiry with respect to, the information obtained from Bloomberg Financial Markets. In addition, the daily spot rates published by Bloomberg Financial Markets may differ from the spot rates as determined on the applicable reference source, as described above. You cannot predict the future performance of any of the basket currencies or of the basket as a whole, or whether the strengthening of any of the basket currencies relative to the U.S. dollar will be offset by the weakening of other basket currencies relative to the U.S. dollar, based on their historical performance.

Brazilian real
April 30, 2007 through April 27, 2012
(expressed as units of BRL per USD)



Australian dollar
April 30, 2007 through to April 27, 2012
(expressed as units of USD per AUD)



Russian ruble
April 30, 2007 through to April 27, 2012
(expressed as units of RUB per USD)



Canadian dollar
April 30, 2007 through to April 27, 2012
(expressed as units of CAD per USD)





euro
April 30, 2007 through April 27, 2012
(expressed as units of USD per EUR)



Japanese yen
April 30, 2007 through April 27, 2012
(expressed as units of JPY per USD)

Market Disruption Events

The calculation agent may, in its sole discretion, determine that an event has occurred that prevents it from valuing one or more of the basket currencies or the payment at maturity in the manner initially provided for herein. These events may include disruptions or suspensions of trading in the markets as a whole or general inconvertibility or non-transferability of one or more basket currencies. If the calculation agent, in its sole discretion, determines that any of these events prevents us or our affiliates from properly hedging our obligations under the securities or prevents the calculation agent from determining such value or amount in the ordinary manner on such date, the calculation agent may determine such value or amount in good faith and in a commercially reasonable manner on such date or, in the discretion of the calculation agent, the valuation date, and maturity date may be postponed for up to five scheduled business days, each of which may adversely affect the return on your securities. If the valuation date has been postponed for five consecutive scheduled trading days, then that fifth scheduled business day will be the valuation date and the calculation agent will determine the value of such basket currency or basket currencies using the formula for and method of determining such value which applied just prior to the market disruption event (or in good faith and in a commercially reasonable manner) on such date.

Events of Default and Acceleration

If the securities have become immediately due and payable following an event of default (as defined in the accompanying prospectus) with respect to the securities, the calculation agent will determine the accelerated payment at maturity due and payable in the same general manner as described in "Fact Sheet" in this pricing supplement. In that case, the business day preceding the date of acceleration will be used as the valuation date for purposes of determining the accelerated basket performance (including each final spot rate). The accelerated maturity date will be the fifth business day following the accelerated valuation date (including each final spot rate).

If the securities have become immediately due and payable following an event of default, you will not be entitled to any additional payments with respect to the securities. For more information, see "Description of Debt Securities — Events of Default" and "— Events of Default; Defaults" in the accompanying prospectus.

Validity of the Securities

In the opinion of Sidley Austin LLP, as counsel to the Issuer, when the Securities offered by this pricing supplement have been executed and issued by the Issuer and authenticated by the trustee pursuant to the Senior Indenture referred to in the prospectus supplement dated March 22, 2012, and delivered against payment as contemplated herein, such Securities will be valid and binding obligations of the Issuer, enforceable in accordance with their terms, subject to applicable bankruptcy, insolvency and similar laws affecting creditors' rights generally, concepts of reasonableness and equitable principles of general applicability (including, without limitation, concepts of good faith, fair dealing and the lack of bad faith), provided that such counsel expresses no opinion as to the effect of fraudulent conveyance, fraudulent transfer or similar provision of applicable law on the conclusions expressed above. This opinion is given as of the date hereof and is limited to the Federal laws of the United States, the laws of the State of New York and the Maryland General Corporation Law as in effect on the date hereof. In addition, this opinion is subject to customary assumptions about the trustee's authorization, execution and delivery of the Senior Indenture and the genuineness of signatures and certain factual matters, all as stated in the letter of such counsel dated March 22, 2012, which has been filed as Exhibit 5.3 to the Issuer's registration statement on Form S-3 filed with the Securities and Exchange Commission on March 22, 2012.